EXHIBIT 99.1

Alvarion (in Receivership) NASDAQ Delisting Hearing is Postponed to a Future Date

ROSH HA'AYIN, Israel, Sept. 10, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in Receivership) (Nasdaq:ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, announced today that due to personal circumstances of a key participant in the delisting hearing, Nasdaq has agreed to postpone the hearing, previously scheduled for September 11, 2013, to a future date. The Company shall issue a public announcement of the new hearing date once determined.

About Alvarion

Alvarion Ltd. (in Receivership) (Nasdaq:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties, including without limitation: the process and outcome of the receivership, including the ability to consummate a sale of the Company and/or its assets; the ability to obtain the Court's approval with respect to motions in the receivership, including approval of any proposed sale of the Company and/or its assets; risks associated with third-party motions to the Court in connection with the receivership; the potential effects of the receivership on the Company's liquidity or results of operations; the Company's ability to maintain contracts that are critical to its operations, to obtain and maintain normal terms with customers, suppliers and service providers and to retain key executives, managers and employees; changes in external market factors; changes in the Company's business or strategy or an inability to execute its strategy due to changes in its industry or the economy generally; the emergence of new or growing competitors; various other competitive factors; and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F as well as in other filings with the SEC. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made that may bear upon any forward-looking statements.  Furthermore, the Company cautions that any trading in its ordinary shares while the Company operates under receivership is highly speculative and poses substantial risks. The Company expects that following the approval by the Court of any definitive agreement to buy the Company and/or its assets, which may or may not be granted, current shareholders may be significantly diluted. As a result, the Company believes that its currently outstanding ordinary shares have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in its appeal before NASDAQ to keep its ordinary shares listed on NASDAQ.

To receive Alvarion's press releases please e-mail us at ir@alvarion.com. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

CONTACT: Investor & Media Contacts:

         Avi Stern, CFO
         avi.stern@alvarion.com

         Elana Holzman, VP IR
         elana.holzman@alvarion.com